Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

US 10 April 2019; Australia 11 April 2019

AMCOR AND BEMIS TRANSACTION RECEIVES UNCONDITIONAL ANTITRUST CLEARANCE FROM BRAZIL

MELBOURNE, AUSTRALIA and NEENAH, WISCONSIN — Amcor Limited (ASX: AMC) and Bemis Company, Inc. (NYSE: BMS) announce another important step toward closing their all-stock transaction. Unconditional antitrust clearance with no remedial action has been received from the Brazilian Administrative Council for Economic Defense (CADE).

The transaction remains subject to regulatory approval in the United States. The companies are in advanced discussions with US Department of Justice (DOJ) which includes the potential for required remedies.  Inclusive of remedies required by the European Commission, collective potential remedies would represent an immaterial proportion of the total sales for the combined company and would not impact the USD 180 million of net cost synergies expected to be delivered by the end of the third year following completion.

As previously announced, completion of the transaction is expected on 15th May 2019.

CONTACTS FOR AMCOR:

Investors Tracey Whitehead Head of Investor Relations Amcor Limited +61 3 9226 9028 tracey.whitehead@amcor.com	Media — Australia James Strong Citadel-MAGNUS +61 448 881 174 jstrong@citadelmagnus.com	Media — Europe TR Reid Head of Global Communications Amcor Limited +41 44 316 7674 TR.Reid@amcor.com	Media — North America Daniel Yunger KekstCNC +1 212 521 4879 daniel.yunger@kekstcnc.com

CONTACTS FOR BEMIS:

Investors Erin M. Winters Director of Investor Relations Bemis Company Inc. +1 920 527 5288	Media Matthew Sherman / Sharon Stern Joele Frank, Wilkinson Brimmer Katcher +1 212 355 4449

Amcor Limited
60 City Road Southbank VIC 3006 Australia T +61 3 9226 9000 F +61 3 9226 9050 www.amcor.com
ABN 62 000 017 372

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information Filed with the SEC and Registered with ASIC

In connection with the contemplated transactions, New Amcor has filed a Registration Statement on Form S-4 with the SEC that includes a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus has been sent or given to Bemis shareholders and contains important information about the contemplated transactions. The S-4 has been declared effective by the SEC. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully because they contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

In connection with the scheme of arrangement, which is part of the contemplated transaction, Amcor has registered a Scheme Booklet with ASIC that includes an independent expert’s report and a notice of scheme meeting. The Scheme Booklet is an important document and should be read carefully and in its entirety before Amcor shareholders decide how to vote at the scheme meeting. A copy of the Scheme Booklet has been sent to Amcor shareholders and will otherwise be available on the ASX’s website (www.asx.com.au).

Amcor shareholders should carefully read the Scheme Booklet prepared in relation to the transaction in its entirety before deciding how to vote on the Scheme of Arrangement that is part of the transaction. Bemis shareholders should carefully read the joint proxy statement/prospectus, and any other relevant documents filed by New Amcor or Bemis before making any voting or investment decision.

This announcement does not contain all of the information contained in the Scheme Booklet and S-4.  For example section 1.2 of the Scheme Booklet outlines the disadvantages of the transaction and section 7 of the Scheme Booklet contains certain risk considerations relating to the transaction that should also be considered by Amcor shareholders, and the ‘Risk Factors’ section of the S-4 outlines the risks relating to the transaction that should also be considered by Bemis shareholders.

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2018, including Amendment No. 1 thereto, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions is included in the joint proxy statement/prospectus that New Amcor has filed with the SEC.